April 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kim McManus

Re:

Post-Effective Amendment No. 146 to the Registration Statement on Form N-1A of Driehaus Mutual Funds (“Trust”) with regard to the Driehaus International Developed Equity Fund (“Fund”)
(Reg. Nos. 333-05265; 811-07655)

Dear Ms. McManus,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”), received on March 27, 2024, regarding the above-referenced Post-Effective Amendment (“Amendment”). The Amendment was filed on behalf of the Fund on February 15, 2024 with an effective date of April 30, 2024.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: For the Item 3 fee table, consider if there should be a line item in the fee table for acquired fund fees and expenses (“AFFE”).

Response: While the Fund may invest in other funds, such as money market funds, it is not currently expected that the Fund will do so in amounts sufficient to warrant inclusion of AFFE in the fee table.

2.	Comment: The Fund’s “Principal Investment Strategies” section states that the Fund invests at least 80% of its net assets (plus the amount of borrowings for investment purposes) in equity securities issued by non-U.S. developed market companies of all market-capitalizations. Please specify what securities, if any, fall into the remaining 20%.

Response: The Fund has further specified in the referenced disclosure that “the Fund may also, from time to time, invest up to a maximum of 20% of its assets in the equity securities of U.S. companies and/or non-developed market companies.”

3.	Comment: In the second sentence of the Fund’s “Principal Investment Strategies” section, please clarify that the fund “will invest” or “invests” in equity securities of non-U.S. developed market countries.”

Response: The Fund has clarified this sentence to state that it “will invest” in equity securities of non-U.S. developed market countries.

4.	Comment: In the second sentence of the Fund’s “Principal Investment Strategies” section, please clarify that for purposes of the Fund’s 80% investment policy, equity securities include preferred shares, convertible debt securities and derivatives.

Response: Preferred shares may be included in the Fund’s 80% investment policy, but they are not a principal investment strategy of the Fund. The Fund has included a reference to this security type under “Investment Objective and Principal Investment Strategies” for the purpose of defining types of equity securities.

5.	Comment: Under the Fund’s “Principal Risks” section, please include a derivatives and/or options related risk, or explain why such instruments do not present a material risk to the Fund.

Response: It is not anticipated that the Fund will invest in derivatives or options; accordingly, derivatives and options-related risk has not been included.

6.	Comment: The Fund’s “Foreign Securities and Currencies Risk” makes mention of emerging market risk. Please provide the Fund’s definition of emerging markets if emerging markets are a principal risk of the Fund.

Response: Emerging markets will not be principal to the Fund’s investment strategy; accordingly, a definition of emerging markets has not been added. Furthermore, the “Foreign Securities and Currencies Risk” language has been modified to remove a reference to emerging markets.

7.	Comment: Under the “Investment Objective and Principal Investment Strategies” section, it states that the equity securities the Fund invests in includes convertible debt securities. Please confirm that the Fund may include convertible debt securities in the Fund’s 80% equity securities policy, if such convertible debt securities are “in the money” or were “in the money” when purchased.

Response: It is not anticipated that the Fund will invest in convertible debt securities; accordingly the reference has been removed from the prospectus

8.	Comment: Under the “Investment Objective and Principal Investment Strategies” section, regarding the Fund’s ESG statement:

a.	Please disclose, if accurate, that an investment could be made in an issuer that scores poorly on ESG factors, if such investment performs strongly on other factors considered.

b.	Please include an ESG risk disclosure, or explain why ESG risk is not material to the Fund.

Response: The Fund has revised the Fund’s ESG statement in response to (a) to state that an investment could be made in an issuer that scores poorly on ESG factors, if such investment performs strongly on other factors considered and will revise the disclosure in “Manager Risk” to disclose that, “in making security selections (including ESG factors relevant to a security), the investment adviser relies on data that may be incomplete, inaccurate or unavailable, which can adversely affect the analysis of a particular investment.”

9.	Comment: Under the “Investment Objective and Principal Investment Strategies” section, please confirm, and revise to clarify, that the Fund will limit derivative exposure to 10% of net assets.

Response: The Fund confirms this and disclosure that the Fund will limit derivatives exposure to 10% of net assets has been added to the prospectus.

10.	Comment: Under the “Investment Restrictions” section of the Fund’s statement of additional information, pursuant to Item 16 of Form N-1A and Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), please revise the fifth (5) Investment Restriction to read (in part):

(5) invest in a security if 25% or more of its net assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry or group of industries…

Response: The Fund respectfully declines to make any changes to its fifth Investment Restriction. The Fund believes that the industry concentration policy, as set forth in the SAI, is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s industry concentration policy, states that the Fund will not concentrate its investments in “any particular industry.” Neither Section 8(b)(1)(E) of the 1940 Act nor Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, our research indicates that the industry concentration policy for the Fund is consistent with industry concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be extremely challenging because there are so many different combinations of industries that would need to be monitored.

The distinction between policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry” is consistent with prior SEC guidance.1 Guide 19 states:

“It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added).

1 Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

If you have any questions regarding any of the foregoing or require additional information, please reach me at (312) 609-7616 or rhardt@vedderprice.com.

Sincerely yours,

/s/ Renee M. Hardt
Renee M. Hardt
Shareholder
Vedder Price P. C.

cc: Christina Algozine